This Free Writing Prospectus Is Subject to Completion

The information in this free writing prospectus is not complete and may be changed.

Free Writing Prospectus (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 May 27, 2011

US$[           ]

ZERO COUPON [CALLABLE] NOTES DUE [           ]

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:		Series:	Global Medium-Term Notes, Series A
Principal Protection Percentage:

The payment of any principal amount or accretion amount is subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Original Trade Date:
Original Issue Date:
Discounted Notional Principal Amount:	US$	Maturity Date:	[ ][, subject to Redemption at the Option of the Company (as set forth below).]
CUSIP:		Denominations:	Minimum denominations of US$[ ] and in integral multiples of US$[ ] thereafter.
ISIN:
Business Day:	☐ New York ☐ London ☐ Euro ☐ Other ( )	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☐ Unadjusted
Interest Rate Type:		Day Count Convention (or Fraction):

☐     Fixed Rate

☐     Regular Floating Rate

☐     Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☒    Other (see description in this free writing prospectus)

		☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Interest:	We will not pay you interest during the term of the Notes.
Internal Rate of Return (“IRR”):	[ ]% per annum.
Compounding Formula:

On each Compounding Date, the Notes will accrete principal in an amount (the “Accretion Amount”) equal to the Accreted Principal Amount of the Notes for the immediately preceding Compounding Period multiplied by the [applicable] IRR and the Day Count Fraction indicated above.

Accreted Principal Amount:

For purposes of the Compounding Formula above, the Accreted Principal Amount for the initial Compounding Period will be the Discounted Notional Principal Amount. Thereafter, the Accreted Principal Amount for any Compounding Period will equal the sum of the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date.

Compounding Dates:	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, on [ ], commencing on [ ] and ending on the Maturity Date or the Early Redemption Date, if applicable.
Compounding Period:

The initial Compounding Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Compounding Date.  Each subsequent Compounding Period will begin on, and include, the Compounding Date for the preceding Compounding Period and end on, but exclude, the next succeeding Compounding Date.  The final Compounding Period will end on, but exclude, the Maturity Date (or Early Redemption Date, if applicable).

[Redemption at the Option of the Company:

We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Compounding Date [commencing] on [                 ], provided we give at least [                 ] business days’ prior written notice to the trustee.  If we exercise our redemption option, the Compounding Date on which we so exercise will be referred to as the “Early Redemption Date”.]

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes indicated in this free writing prospectus, as set forth in the schedule below:]

	Early Redemption Date	Early Redemption Price
	[ ]	[ ]%
	[ ]	[ ]%
	[ ]	[ ]%
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC

Per Note	%	%	%
Total	$	$	$

(1)

Barclays Capital Inc. will receive commissions from the Issuer equal to [      ]% of the principal amount of the notes, or $[      ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  No Interest—As a holder of the Notes, you will not receive interest payments during the term of the Notes.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal amount or accretion amount, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal and/or accretion amounts owed to you under the terms of the Notes..

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o          [our option to redeem the Notes;]

o          the time to maturity of the Notes;

o          interest and yield rates in the market generally;

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o          a variety of economic, financial, political, regulatory or judicial events; and

o          our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL PAYMENT AT MATURITY CALCULATIONS

The Notes do not pay interest during their term. Instead, the Notes will accrete principal on each Compounding Date in the manner described above. You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date.  The following illustrates the process by which the Accretion Amount and Accreted Principal Amount on the Notes are determined for each Compounding Period.

For purposes of these examples, we assume that the Notes are not being redeemed on any applicable Compounding Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Compounding Calculation

Step 1: Calculate the Accretion Amount.

For each Compounding Period, the Accretion Amount is equal to the Accreted Principal Amount of the Notes on the first day of the Compounding Period multiplied by the IRR and the day count fraction.  The Accreted Principal Amount for the first Compounding Period is the Discounted Notional Principal Amount.

Step 2: Calculate the Accreted Principal Amount for the next Compounding Period.

The Accreted Principal Amount on the first day of any Compounding Period (other than the initial Compounding Period) is determined by adding the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date.  For example, for two Compounding Periods x and y, the Accreted Principal Amount on the first day of Compounding Period y (which is used to calculate the Accretion Amount for Compounding Period y as described in Step 1 above) is equal to the Accreted Principal Amount on the first day of Compounding Period x plus the Accretion Amount calculated for Period x (as determined on the Compounding Date that is the first day of Compounding Period y).

Example Accretion Amount and Accreted Principal Amount Calculations

The following examples illustrate how the Accretion Amount and Accreted Principal Amount for a $1,000 Note would be calculated for the first four Compounding Dates.  For purposes of these examples, we have assumed that the Internal Rate of Return (“IRR”) for the Notes is 10.00% and the Discounted Notional Principal Amount of the Note on the Original Issue Date is $300. We have further assumed that the Notes have quarterly Compounding Dates, and that the Accretion Amount per Compounding Period will be calculated using a 30/360 day count basis (such that the applicable day count fraction per quarterly Accretion Amount calculation will be 90/360).

If you hold the Notes to the Maturity Date and, therefore, the compounding calculation is performed for the entire term of the Notes, you will receive US$1,000 for each US$1,000 principal amount Note, a return on your investment equal to the IRR of 10.00%.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future IRR. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.  These examples do not take into account any tax consequences from investing in the Notes.

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Compounding Period	Accreted Principal Amount at start of Compounding Period[1]	IRR	Day Count Fraction	Accretion Amount[2]

1	$300.00	10.00%	90/360	$7.50

2	$307.50	10.00%	90/360	$7.69

3	$315.19	10.00%	90/360	$7.88

4	$323.07	10.00%	90/360	$8.08

1.              The Accreted Principal Amount for the first Compounding Period is the Discounted Notional Principal Amount. Thereafter, the Accreted Principal Amount for any Compounding Period will equal the sum of the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date.

2.              Accretion Amount = Accreted Principal Amount * IRR * Day Count Fraction.

UNITED STATES FEDERAL INCOME TAX TREATMENT

You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

Notes that have a maturity of more than one year—We intend to treat the Notes as having original issue discount and subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the prospectus supplement.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Notes that have a maturity of one year or less—We intend to treat the Notes as “short-term obligations” subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the prospectus supplement.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Notes that have a maturity of one year or less, but which by their terms may extend beyond one year by reason of a market disruption or other similar event—We intend to treat the Notes as “short-term obligations” subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the prospectus supplement.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.  However, because under certain circumstances the Notes may be outstanding for more than one year, it is possible that the Notes may not be treated as short-term obligations, in which case the tax treatment of interest payments on the Notes would be described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the prospectus supplement.

[Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for U.S. federal income tax purposes may differ from the amount you pay for the Notes or from their principal amount.  You may obtain the issue price of each Note by contacting Director — Structuring, Investor Solutions Americas at (212) 412-1101.  If you purchase the Notes for an amount that exceeds their issue price, the Notes may have acquisition premium and you may be entitled to reduce your original issue discount inclusions in respect of the Notes.  See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement.  Any IRS Form 1099-OID you receive in respect of the Notes will not reflect any adjustment for acquisition premium, and you should consult your own tax advisor regarding the adjustment.]1

1              To be included if the Notes may be “variable price re-offers.”

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[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any original issue discount, and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.]2

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

2           To be included if the Notes may still be outstanding on January 1, 2013.

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US$

BARCLAYS BANK PLC

ZERO COUPON [CALLABLE] NOTES DUE

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)